Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Northern Trust	73,365
	Chase Nominees Limited	2,476,800
	Nortrust Nominees	1,254,000
	Mellon Nominees (UK) Limited	163,400

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	1,281,195
	Bank of New York Nominees	17,391,767
	Northern Trust	3,758,000
	Chase Nominees Limited	9,919,400
	Midland Bank plc	582,400
	Bankers Trust	884,400
	Barclays Bank	383,200
	Citibank London	1,927,400
	Morgan Guaranty	635,400
	Nortrust Nominees	11,056,500
	Royal Bank of Scotland	620,000
	State Street Bank & Trust Co	3,263,800
	Citibank NA	117,100
	Deutsche Bank AG	2,806,500
	Chase Manhattan Nominee Ltd.	185,900
	HSBC Bank plc	2,434,500
	Mellon Bank N.A.	654,100
	Northern Trust AVFC	501,100
	KAS UK	256,200
	Mellon Nominees (UK) Limited	301,700
	Bank One London	368,200
	Clydesdale Bank plc	199,400
	JP Morgan Chase Bank	39,900

iii)	CAPITAL INTERNATIONAL S.A.

	Chase Nominees Limited	2,632,501
	Bank of New York Nominees	52,100
	Midland Bank plc	102,400
	Barclays Bank	86,700
	Nortrust Nominees	47,600
	Morgan Stanley	37,000
	Royal Bank of Scotland	162,800
	J.P. Morgan	3,684,999
	State Street Bank & Trust Co	144,100
	National Westminster Bank	39,500
	Lloyds Bank	104,400
	Citibank NA	30,100
	HSBC	61,600

iiv)	CAPITAL INTERNATIONAL, INC.

	State Street Nominees Limited	3,743,200
	Bank of New York Nominees	1,025,600
	Northern Trust	77,300
	Chase Nominees Limited	5,356,700
	Midland Bank plc	148,800
	Bankers Trust	60,200
	Citibank London	143,100
	Nortrust Nominees	706,200
	State Street Bank & Trust Co	393,800
	Citibank	49,800
	Citibank NA	742,726
	HSBC Bank plc	181,348
	JP Morgan Chase Bank	168,800

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

5 OCTOBER 2004

12. Total holding following this notification

83,519,001 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

7.01%

14. Any additional information

—

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of notification

6 OCTOBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.